

FORMERLY 🔥 **DRONEDEK**®

# Offering Statement for PicMii ("PicMii")

Arrive Technology Inc. ("Arrive," the "Company," "we," or "us"), a Delaware C-Corp originally incorporated on April 30th, 2020 as Dronedek Corporation, is holding the following offering:

Up to $3,599,997.99 in Common Stock at $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding Offering, then $3.04 for the remainder of the campaign up to the Offering Maximum, with a minimum target amount of $9,998.80.

**Offering Minimum:** $9,998.80 | 3,571.00 shares of Common Stock
**Offering Maximum:** $3,599,997.99 | 1,189,849 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered**: $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding offering, then $3.04 for the remainder of the campaign up to the Offering Maximum.
**Minimum Investment Amount (per investor):** $1,000.16 | 329 Shares

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.16. The Company must reach its Target Offering Amount of $9,998.80 by February 9th, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## About This Form C

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

## Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.arrive.tech/

The Company must continue to comply with the ongoing reporting requirements until:

1.  the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2.  the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3.  the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4.  the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5.  the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

**1. What is the name of the issuer?**

Arrive Technology Inc.

7601 E. 88th Place, Building 3

Indianapolis, IN 46256

# Eligibility

**2. The following are true for PicMii:**

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
Arrive has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, however they have filed their C-AR after the deadline imposed under Regulation Crowdfunding.

# Directors, Officers and Promoters of the Company

**4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

**<u>Employee Name and Title</u>**

Daniel O'Toole | Chairman and CEO (Primary Position)

**Employee Background**

Daniel is the CEO of Arrive and is responsible for strategic development and operational execution.

**3-Year Work History**

Chairman and CEO | Arrive | February 2019 – Present

*Other business experience in the past three years:*

CEO | Facility Maintenance USA, Inc. | January 2007 – January 2020

CEO/Managing Broker | Striker Realty Group | May, 2016 – Present

**<u>Employee Name and Title</u>**

Arthur G. Beriault | VP of Government Affairs and Treasurer (Primary Position)

**Employee Background**

Arthur is responsible for administrating and maintaining policies involving federal, state and local government affairs. He is also the treasurer for the issuer and is responsible for financial transactions and fundraising efforts.

**3-Year Work History**

VP of Government Affairs | Arrive | April 2020 – Present

Treasurer | Arrive | May 2022 - Present

*Other business experience in the past three years:*

Owner | Floor Coverings International of Carmel | April 2016 – July 2021

## Employee Name and Title

John Ritchison | Arrive | Attorney and Secretary

(Primary Role is with Ritchison Law Offices. John Ritchison currently serves 12 hours per week in his role with the issuer)

## Employee Background

John is responsible for managing legal affairs of the corporation, particularly the intellectual property (patents, trademarks, etc.)

## 3-Year Work History

Attorney | Arrive | April 2020 – Present

Secretary | Arrive | April 2020 - Present

*Other business experience in the past three years:*

Patent Attorney | Ritchison Law Offices | July 2002 – Present

## Employee Name and Title

Neerav Shah | Arrive | Chief Strategy Officer and Member of Board of Directors (Primary Role)

## Employee Background

Neerav is responsible for innovation and identification of key elements in the autonomous delivery space.

## 3-Year Work History

Chief Strategy Officer | Arrive | February 2021 – Present

Member of Board of Directors | Arrive | September 2019 - Present

*Other business experience in the past three years:*

Principal | PRN Associates, Inc. | March 2010 – January 2021

Co-Founder and COO | Aerotronic (Techstars Mobility '18) | January 2015 – Present

## Employee Name and Title

Mark D. Hamm | Arrive | Chief Operating Officer and Member of Board of Directors (Primary Role)

## Employee Background

Mark is responsible for working with the CEO to lead the team of high-performing professionals to be efficient, productive and effective.

## 3-Year Work History

Chief Operating Officer | Arrive | June 2022 – Present

Member of Board of Directors | Arrive | June 2022 - Present

*Other business experience in the past three years:*

CEO and Co-Founder | Perimeter Aero | January 2021 – May 2022

Founding Partner | Jetavate | July 2011 – Present

Co-Founder and CEO | ProofPort | October 2014 – January 2020

## Employee Name and Title

Todd Pepmeier | Arrive | Chief Financial Officer

(Primary Role at the time of this offering is with Korn Ferry. Todd Pepmeier currently serves 20 hours per week in his role with the issuer)

## Employee Background

Todd is responsible for partnering with the CEO and leadership team to ensure the company has the financial resources needed for growth, implementing effective internal controls and supporting strategic business decisions.

## 3-Year Work History

Chief Financial Officer | Arrive | May 2023 – Present

*Other business experience in the past three years:*

Principal/CFO | FocusCFO | May 2023 – Present

Vice President Finance & Accounting | Kinney Group, Inc. | November 2021 – June 2022

CFO | Agilify Automation | March 2018 – August 2021

**Employee Name and Title**

Kevin McAdams | Arrive | Board Member

(Kevin's current primary role is Retired. He currently services 2 hours per week in his role with the Issuer).

**Employee Background**

Kevin advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

**3-Year Work History**

Board Member | Arrive | April 15th, 2022 – Present

*Other business experience in the past three years:*

VP, Delivery, Retail and Fleet Operations | United States Post Office | May 2, 2016 – December 31, 2020

**Employee Name and Title**

Bill Stafford | Arrive | Board Member

(Bill's current primary role is with Verizon. Bill currently services 2 hours per week in his role with the Issuer).

**Employee Background**

Bill advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

**3-Year Work History**

Board Member | Arrive | August 15th, 2022 – Present

*Other business experience in the past three years:*

Solutions Delivery Manager, Robotics Business Technology | Verizon | January 31, 2022 – Present

UAS Advisory Board | Purdue University | November 22, 2019 – Present sUAS Services Engineer | Skyward (A Verizon Company) | March 22, 2019 – January 31, 2022

**Employee Name and Title**

John Callan | Arrive | Board Member

(John's current primary role is with Ursa Major Associates, LLC. John Callan currently services 2 hours per week in his role with the Issuer).

**Employee Background**

John advises on strategic plans, participating in evaluations, and monitoring financial affairs of the Company.

**3-Year Work History**

Board Member | Arrive | August 15th, 2022 – Present

*Other business experience in the past three years:*

Solutions Delivery Manager, Robotics Business Technology | Verizon | January 31, 2022 – Present

Founder | The PostalVision 2020 Initiative | October 29, 2010 – October 30, 2020

CEO | Ursa Major Associates, LLC | June 1, 2001 – Present

# Principal Security Holders

**5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**Principal Security Holder Name**

Daniel O'Toole

**Securities**

102,000,000

**Security Class**

Common Stock

**Voting Power**

85.78%

# Business and Anticipated Business Plan

**6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Arrive Mailboxes enable automated delivery of packages, products, food, and more.

Our mailbox-as-a-service enables on-demand, smart, secure, climate-controlled deliveries by couriers, drones, and robots. We are also developing a delivery marketplace. The marketplace sells optimal combinations of delivery times, mailbox space, and related promotions. This prioritizes pizza deliveries during the Super Bowl, carrier deliveries during business hours, and pharmacy at night.

As an early innovator, we have obtained patents that secure our leadership in automated delivery endpoints. It's a huge opportunity whose time has come. We aim to serve the 160 million+ businesses and residents , with US addresses - and later we will serve the globe.

We believe the future of automated delivery mailboxes has arrived in Arrive. As one of the earliest secured drone delivery receptacle patent application filers, we believe Arrive is the future of drone delivery.

Arrive controls the exclusive secured drone delivery smart mailbox patents which we believe is one of the largest undeveloped global market opportunities in the world. Arrive's patents have created a global opportunity that includes every residential and commercial address in the USA.*

* https://www.Arrive.com/patents/

All of the current Patent and patent applications are secured under an exclusive license from the owner/inventor Dan O'Toole (Signed 5/26/2020 and approved under Board Resolution No. 7). Additional IP including patents, derivatives, and trademarks from Dan O'Toole ("stockholder-) for Arrive Corporation are included in this Exclusive License. The license renews automatically (Part 7 of the license). Future Intellectual Property rights for pending applications of the corporation are protected by IP agreements with its employees and contractors as work-for-hire persons assigning their rights directly to the corporation.

Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021, and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively. For the eight months ended August 31, 2022, the Company recorded licensing fee costs in the amount of $80,000.

## Competitors and Industry

<u>Industry</u>

We believe the total addressable market for Arrive is the 163 million addresses serviced by the United States Postal Service (source: https://facts.usps.com). Even at

$100 per address, this opportunity represents tens of billions of dollars in opportunity.

<u>Competition</u>

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Arrive's first-in-market leading smart mailbox drone receptacle.

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Arrive's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.

## Current Stage and Roadmap

<u>Current Stage</u>

Arrive is presently pre-revenue. The financing and capitalization of the organization is the next step. We anticipate that this funding round will help us accelerate prototype development and test marketing with an initial limited production run for product development and identification of sourcing partners and manufacturers.

<u>Future Roadmap</u>

Arrive's Go live launch service offering/revenue phase will follow the 6 to 18- month pre-revenue phase.

Arrive's go-live revenue subscription phase includes sales and marketing of residential and commercial addresses in targeted geographical markets. Subscription service provides the last mile solutions for drone delivery and other unmanned autonomous vehicle delivery, conventional delivery, food, beverage, medical and pharmaceuticals, and other general parcels.

Implementation and go live for the early adapters in strategic markets includes medical and college campuses to build early penetration of adapters clusters.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

## Any Valuation At This Stage is Difficult to Assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

## Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

**Regulatory changes and uncertainties.**

Drones and our drone receptacles are subject to substantial regulation under federal, state, and local laws. Federal regulations include those of the Federal Aviation Administration, such as certifications for logistics companies. These laws are subject to change. To the extent the laws change, or if we introduce new delivery systems in the future, some or all of our products may not comply with applicable federal, state, or local laws. Further, certain federal, state, and local laws and industrial standards currently regulate the operation of drones. Although standards for drones are not yet generally available or accepted as industry standards, our products may become subject to federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

**The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.**

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

## We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

## Terms of Subsequent Financings May Adversely Impact Your Investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

## The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

## Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

## Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

## Risks Related to the Offering

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

*You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.*

**Neither the Offering nor the Securities have been registered under federal or state securities laws.**

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

**The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.**

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

**The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.**

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

**The Company has the right to extend the Offering Deadline.**

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

**The Company may also end the Offering early.**

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**The Company has the right to conduct multiple closings during the Offering.**

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

### Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law,**

**state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.**

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

**Investors will have no right to control the Company's operations.**

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

*The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.*

**The Securities may be significantly diluted as a consequence of subsequent equity financings.**

*The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.*

***The Securities may be substantially different from other equity securities offered or issued by the Company.***

*The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.*

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the

Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

## *There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

## *Additional Issuer Specific Risks:*

### Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Arrive product. Delays or cost overruns in the development of our Arrive or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### This offering involves "rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that the escrow agent disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**Our new product could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the n1arketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have n1uch better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early-stage company and have not yet generated any profits**

We have a limited operating history on which you can evaluate our business. Our corporate entity has only existed since 2020, and many members of our management team are new to their positions. As a result, our business may be subject to many of the problems, expenses, delays, and risks inherent in the growth of a new business and the integration of key personnel and infrastructure.

**We have existing patents that we might not be able to protect properly**

One of the Company's most valuable assets is its intellectual property. The Company owns THREE trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. In addition, we have pending patent approvals that may be vulnerable. We license the patents and IP from our founder and CEO, Dan O'Toole. These patents are material to our business.

**The Company is vulnerable to hackers and cyber-attacks**

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ARRIVE or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ARRIVE could harm our reputation and materially negatively impact our financial condition and business.

## Execution Risks

ARRIVE requires a comprehensive organization and company infrastructure development including departmental support from sales, marketing, installation, customer service, technical, regulatory, human resources, accounting and legal to execute its business plan which may occur slower than anticipated. John Ritchison is a part-time officer. As such, it is likely that the company will not make the same progress as it would if they were not.

## Lack of availability of components could adversely impact operations

Lack of availability of components for our drone delivery systems could delay or adversely impact our operations. We rely on components, materials, and component parts that are subject to occasional shortages depending on fluctuations in supply and demand and current issues in the global supply chain. Shortages may result in delayed shipments of materials, increased costs, or both.

## We may not be able to effectively manage our growth

As we grow our business, slower growing or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in research and development and sales and marketing, expand our operations and infrastructure, design and develop or acquire new products, and enhance our existing products. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.

## The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and imn1ediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

# The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 3,571.00 |
| **Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)** | 118,908,504 |
| **Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)** | 1,189,849 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)** | 120,094,782 |
| **Price Per Security** | $2.80; $3.04** |
| **Minimum Individual Purchase Amount** | $1,000.16 |
| **Offering Deadline** | February 9, 2024 |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

**Note that the purchase price per security offered will begin at $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding offering, then $3.04 for the remainder of the campaign up to the Offering Maximum.

PicMii ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.50% of the value of the securities sold through Regulation CF. The issuer is also responsible for all transaction fees and fees associated with escrow. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,998.80 and $3,599,997.99 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,998.80, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

## 7. What is the purpose of this offering?

If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

## 8. How does the issuer intend to use the proceeds of this offering?

| | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| PicMii Platform Fees | 3.5% | $349.96 | 3.5% | $125,999.93 |
| Marketing | 13% | $1,299.84 | 13% | $467,999.74 |
| Research and Development | 53.5% | $534.94 | 53.5% | $1,925,998.92 |
| Company Employment | 20.0% | $1,999.76 | 20.0% | $719,999.60 |
| Operations | 3.0% | $299.96 | 3.0% | $107,999.94 |
| Working Capital | 7.0% | $699.92 | 7.0% | $251,999.86 |
| **Total** | **100%** | **$9,998.80** | **100%** | **$3,599,997.99** |

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

## 9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

## 10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**11. Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

**12. Describe the terms of the securities being offered.**

Arrive Technology Inc. ("Arrive," the "Company," "we," or "us"), a Delaware C-Corp originally incorporated on April 30[th], 2020 as Dronedek Corporation, is holding the following offering:

Up to $3,599,997.99 in Common Stock at $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding Offering, then $3.04 for the remainder of the campaign up to the Offering Maximum, with a minimum target amount of $9,998.80.

**Offering Minimum:** $9,998.80 | 3,571.00 shares of Common Stock
**Offering Maximum:** $3,599,997.99 | 1,189,849 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered**: $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding offering, then $3.04 for the remainder of the campaign up to the Offering Maximum.
**Minimum Investment Amount (per investor):** $1,000.16

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000.16. The Company must reach its Target Offering Amount of $9,998.80 by February 9, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Material Rights:

The total number of shares outstanding on a fully diluted basis, 118,904,933, includes 118,904,933 shares of Common Stock shares and does not include 510,000 shares of Common Stock Warrants.

Material rights including distribution and preference rights for Shareholder rights are defined and controlled under the Delaware State Law. The Company's Bylaws and Articles of Incorporation (and amendments) do not expand those current shareholder rights beyond the state statutes. Amendments or resolutions to any rights of the shareholders are determined and controlled under Article VI, Par 9.

Any dividends declared and paid are to be determined by the Board of Directors under Art VI, Par 7. The Board of Directors is nominated by a current board and elected yearly at the annual meeting with one vote allotted per share of con1mon stock (Bylaws Art 1). Interim Board Member changes are made by the current Board until action at the next annual meeting. The last shareholder meeting was May 15, 2022.

As a pre-revenue company, to date, no dividends have been declared or paid. Arrive does not expect to declare a dividend in the near future.

**13. Do the securities offered have voting rights? Voting Rights and Proxy:**

As described in the Company's Bylaws (See Exhibit E), stockholders are granted one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation. Each stockholder is entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy.

**14. Are there any limitations on any voting or other rights identified above?**

See Question 13.

**15. How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

**16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Common Stock | 200,000,000 | 118,904,933 | N/A | N/A | Yes. |

*The total number of shares outstanding on a fully diluted basis, 118,904,933, includes 118,904,933 shares of Common Stock shares and does not include 510,000 shares of Common Stock Warrants.

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No, the only security the issuer has authorized and outstanding is Common Stock.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Pre-Money Valuation: $332,933,812

This valuation is a function of successfully raising funds, over multiple rounds, over multiple years, while exceeding investor expectations by delivering an ongoing series of valuable and de-risking milestones along the way.

Our assets and achievements include:

1. An industry-leading position in IP/patents, much like Qualcomm's in cellphone technology

2. The design, manufacture, and deployment of two generations of smart mailboxes with customers and partners.

3. The current development of our third-gen mailbox system and marketplace will be operationalized at scale.

4. We have grown our team and board with more industry expertise, knowledge, and ability to execute

5. Most recently, a multi-week automated and courier delivery pilot with the US Post Office, Uber Eats, Doordash, McDonald's, and other local retailers, businesses, and restaurants.

6. Acknowledged Market leader/brand in smart automation mailboxes – working with many drone, robotic, retail, and other players in automated delivery

Many industry counterparts, who are also pre-revenue, have 9-figure and IO-figure valuations. As leaders in drones, robotics, autonomy, and drone services they will benefit from the largest change in e-commerce since the internet - like we do. E- commerce on-demand - to your door or business - is a world-economy-changing opportunity.

It's now acknowledged that an automated delivery supply chain will have limited success without a secure, smart, climate-controlled receptacle like Arrive's. Our valuation reflects the fact that we are an indispensable component of the last mile of automated deliveries by drones, robots, autonomous vehicles, and couriers from the likes of Uber Eats, UPS, and Walmart.

Initially, we will be targeting a single-digit percentage of the US market with our mail- box-as-a-service and automated-delivery marketplace (which enables scheduling, space reservation, and promotion for automated deliveries). Our business model is designed to deliver annual recurring revenue in the billions. If we value our business with the same timeframe and industry potential that our comparable are valued with, its easy to see why future-looking investors, seeking the next Amazon or Google, have made investments in the building blocks of tomorrow's automated logistics and delivery industry at our prior levels of valuations. For Arrive, a single-digit percentage of just the 160 million plus US addresses represents a recurring revenue opportunity measured in the billions over the next decade.

Publicly-disclosed valuations of the following comparable companies include:

• Joby Aviation: Raised a $100M Series B in February 2018 at a valuation of $350M. The company is pre-commercial.

• Nuro: Raised a $600M Series Din November 2021 at a valuation of$8B. The company is pre-commercial.

• Zipline: Raised a $250M Series E in June 2021 at a valuation of $2.5B. The company remains in the pilot stage in the U.S. but offers autonomous delivery in Rwanda and Ghana.

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position for the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks.

Arrive patents: https://www.Arrive.com/patents/

Patent 1 https://patents.google.co1n/patent/US9840340B2/en?oq=9%2c840%2c340

The Company set its valuation internally without a formal-third party independent evaluation.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), considering inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

**23. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| Paul Evans and Brian Grigsby | $66,450.00 | 0.0% | May 11, 2025 |

*The Company has issued 510,000 shares of Common Stock warrants. They were granted to two investors. The first investor holds Common Stock warrants for 250,000 shares that were issued on March 21, 2021 and the Common Stock warrants for 260,000 were issued to the second investor on May 11, 2021.

**24. What other exempt offerings has the Company conducted within the past three years?**

- **Name: Common Stock sold on August 31st, 2021**

  Type of Security Sold: Common Stock

  Final Amount Sold: $3,475,944.00

  Number of Securities Sold: 2,918,122

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

  Regulatory Exemption: Regulation Crowdfunding

- **Name: Common Stock sold on August 26th, 2022**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,954,604.75

  Number of Securities Sold: 1,868,216

  Use of Proceeds: Working Capital

  Regulatory Exemption: 506(c)

- **Name: Common Stock sold on July 10th, 2023**

  Type of Security Sold: Common Stock

  Final Amount Sold: $1,270,405.72

  Number of Securities Sold: 481,585

  Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

  Regulatory Exemption: Regulation Crowdfunding

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

**Related Party Transactions:**

*Name of Entity: Daniel O'Toole*

Relationship to Company: 20% Owner

Nature/ amount of interest in the transaction: On May 26, 2020, the company entered into an agreement with a stockholder of the company (the founder) for the use of a patent.

Material Terms: Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is to be paid. Accordingly, for the years ended December 31, 2021 and 2020, the Company recorded licensing fee costs in the amount of $120,000 and $70,000, respectively.

*Name of Entity: Striker Property Group LLC*

Names of 20% owners: Daniel O'Toole

Relationship to Company: Officer

Nature/ amount of interest in the transaction: Striker Property Group is Owned by Daniel O'Toole, Arrive's CEO. The company rents a warehouse from Striker.

Material Terms: The rent is $1,500 a month and the lease is on a month-to-month basis.

# Financial Condition of the Issuer

26. Does the issuer have an operating history?

Overview

Our current monthly burn rate is approximately $150,000/month, with zero revenue. Based on our current cash on hand as of December 2022, this means we are viable for another 10 months. Our plan is to go operational in 2025.

Bridge Years 2023-25

We are planning for a $3.5MM yearly crowdsourcing target (which we raised in a parallel effort in 2021 on WeFunder) for both 2023 and 2024, allowing us to hold plenty of cash on hand in preparation for future and ongoing operational expenses. This number does not include possible angel investments, which have averaged $1.0 MM per annum for the last two years.

We aim to be operational with 75,000 units installed by end of 2025.

Foreseeable major expenses based on projections:

The foreseeable major expenses based on projections include the following: Research & Development; Pilots/ Product Development; Test market identification and rollout; and Legal/ Intellectual Property.

Future operational challenges:

Future operational challenges include the following:

- Iterative development of product, customer pilots, and operations rely heavily on continuous learning and co-creation with customers. They inherently contain learning and risk. The goal is to de-risk the business as product-market-fit and milestones for scaling are achieved.
- The pace of market adaptation and customer penetration.
- Collaboration with key customers, technology providers, professional service providers, and channels

Future challenges related to capital resources:

Future challenges related to capital resources include access to continuing funding sources and raising on the platform as 1nanagement executes the business plan.

Future milestones and events:

Future milestones and events that will significantly impact the company financially include the following:

- Marketing penetration
- Sales penetration
- Customer service support

- Product installation
- Development of key customers, technology providers, professional service providers and channels

**27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Arrive had approximately $1.5M of cash on hand as of December 31, 2022. The Company has no existing lines of credit. We will likely require additional financing in excess of the proceeds from the current offering.

The funds from this campaign are critical to the company's operations and will allow the company to launch its business plan. These funds will provide the necessary capital to operate and execute its plan until the next fundraise.

Should Arrive meet its minimum funding target, the projected runway is 10 months. If the maximum is raised, Arrive would expect to operate for approximately 3 years and would have the flexibility to accelerate the pre-revenue phase with the appropriate growth. The objective is to become revenue-producing by the end of 2023 or early 2024.

The Company is actively pursuing other opportunities in the market that may provide additional sources of capital. We do not have the ability to make mandatory capital calls from existing investors.

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   **i. In connection with the purchase or sale of securities?**
   **ii. Involving the making of any false filing with the commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
    1. Association with an entity regulated by such commission, authority, agency or officer?
    2. Engaging in business of securities, insurance, or banking?
    3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

PicMii answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:**

**Financials**: See Exhibit A

**Offering Page**: See Exhibit B

**Subscription Agreement**: See Exhibit C

**Articles of Incorporation**: Exhibit D

**Bylaws**: Exhibit E

# Exhibit A

*Audited Financial Statements*

# ARRIVE TECHNOLOGY INC.

# (FORMERLY DRONEDEK CORPORATION)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

**ARRIVE TECHNOLOGY INC.**
 **(FORMERLY DRONEDEK CORPORATION)**
TABLE OF CONTENTS

**INDEPENDENT AUDITORS' REPORTS**



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Arrive Technology Inc. (formerly Dronedek Corporation)

### Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arrive Technology Inc. (formerly Dronedek Corporation) (the Company) as of December 31, 2022, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

### Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $4,061,520 and a net loss for the current year of $2,388,614. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
**also d/b/a McNAMARA and ASSOCIATES, PLLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Assessment on commencement of depreciation related to construction-in-progress (CIP)*

The Company's evaluation of when to commence depreciation of CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Our audit procedures to address this critical audit matter included, among others, examined and evaluated management's accounting policy to determine when assets are available for their intended use, tested supports and inquired responsible personnel and determined whether assets are ready for their intended use as of and subsequent to December 31, 2022. As a result of our testing we did not take exception to management's conclusion that projects under CIP are still on build in and testing stage, thus, not yet available for its intended use. Accordingly, no depreciation expense was recognized related to these projects for the year ended December 31, 2022.

*Assurance Dimensions*

We have served as the Company's auditor since 2023.
Margate, Florida
September 15, 2023

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
**also d/b/a McNAMARA and ASSOCIATES, PLLC**
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Board of Directors and Stockholders
Arrive Technology Inc. (formerly DRONEDEK Corporation)
Indianapolis, Indiana

**Opinion**

We have audited the accompanying financial statements of Arrive Technology Inc. (formerly DRONEDEK Corporation) (a Delaware corporation) (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the *Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred net losses in all years of operations and expects to incur future losses which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Daszkal Bolton LLP


Boca Raton, Florida
April 18, 2022

**FINANCIAL STATEMENTS**

BALANCE SHEETS

December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 1,557,096 | $ 2,677,012 |
| Prepaid expenses | 257 | 3,167 |
| Other current assets | 5,692 | 5,692 |
| Total current assets | 1,563,045 | 2,685,871 |
| **PROPERTY AND EQUIPMENT, NET** | 48,679 | - |
| **CONSTRUCTION-IN-PROGRESS** | 722,069 | 512,328 |
| **PATENTS** | 198,200 | - |
| **LONG-TERM ASSETS** | | |
| Security deposit | 1,500 | 1,500 |
| Indiana Economic Development for Growing Economy (EDGE) tax credit receivable, net | - | 9,195 |
| Long-term assets | 1,500 | 10,695 |
| **TOTAL ASSETS** | $ 2,533,493 | $ 3,208,894 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 106,446 | $ 20,091 |
| Accrued liabilities | 7,924 | 29,301 |
| Credit card payable | 17,693 | - |
| Current portion of note payable | 7,415 | - |
| Total current liabilities | 139,478 | 49,392 |
| **NONCURRENT LIABILITIES** | | |
| Note payable, net of current portion | 26,273 | - |
| Total liabilities | 165,751 | 49,392 |
| **COMMITMENTS AND CONTINGENCIES (NOTE 8)** | - | - |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $0.00005 par value, 200,000,000 shares authorized, 118,418,121 and 127,621,585 shares issued and outstanding at December 31, 2022 and 2021, respectively, less treasury stock, 10,000,000 shares at cost | 5,921 | 6,381 |
| Additional paid-in capital, net of offering costs | 6,508,746 | 4,978,277 |
| Note receivable from stockholder | - | (152,250) |
| Subscription receivable | (85,405) | - |
| Accumulated deficit | (4,061,520) | (1,672,906) |
| Total stockholders' equity | 2,367,742 | 3,159,502 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 2,533,493 | $ 3,208,894 |

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **REVENUE** | $ - | $ - |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | | |
| Salaries and wages - office | 1,193,731 | 462,005 |
| Legal and professional fees | 349,639 | 249,608 |
| Marketing expenses | 195,323 | 310,917 |
| Research and development | 136,817 | - |
| Licensing fee | 120,000 | 120,000 |
| Travel expenses | 85,692 | 50,024 |
| Office supplies and software | 73,413 | 111,174 |
| Insurance expense | 53,914 | 14,192 |
| Outside services - research and development (R&D) | 41,056 | - |
| Taxes and licenses | 31,561 | 27,713 |
| Rent expense | 19,732 | 3,000 |
| Meals and entertainment | 19,680 | 570 |
| Employee benefits | 18,203 | - |
| Depreciation expense | 9,764 | - |
| Shipping and freight | 8,934 | 12,656 |
| Donations | 5,290 | - |
| Utilities | 3,558 | 312 |
| Bank charges and fees | 2,676 | 3,015 |
| Transportation expenses | 2,434 | 69 |
| Marketing and trade show expenses | 2,222 | 159,637 |
| Recruiting expense | 1,083 | - |
| Repairs and maintenance | - | 11,056 |
| Total general and administrative expenses | 2,374,722 | 1,535,948 |
| **OTHER EXPENSES** | | |
| Interest expense | 1,571 | - |
| Miscellaneous expense | 3,126 | - |
| Total other expenses | 4,697 | - |
| **LOSS FROM OPERATIONS BEFORE TAXES** | (2,379,419) | (1,535,948) |
| **TAXES** | | |
| EDGE tax credit expense (benefit) | (9,195) | 9,195 |
| Total tax benefit | (9,195) | 9,195 |
| **NET LOSS** | $ (2,388,614) | $ (1,526,753) |
| **NET LOSS PER SHARE:** | | |
| Basic and diluted | $ (0.02) | $ (0.01) |
| **WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:** | | |
| Basic and diluted | 118,021,476 | 125,505,285 |

See accompanying notes to financial statements.

**ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)**

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2022 and 2021

| | Number of Shares | Common Stock ($) | Additional Paid-In Capital, Net of Offering Costs ($) | Subscription Receivable ($) | Note Receivable from Stockholder (S) | Accumulated Deficit ($) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **BALANCE, JANUARY 1, 2021** | 123,125,670 | $ 6,157 | $ 439,048 | $ - | $ - | $ (146,153) | $ 299,052 |
| Issuance of common stock | 3,895,306 | 194 | 4,416,134 | - | (152,250) | - | 4,264,078 |
| Stock-based compensation | 600,609 | 30 | 123,095 | - | - | - | 123,125 |
| Net loss | - | - | - | - | - | (1,526,753) | (1,526,753) |
| **BALANCE, DECEMBER 31, 2021** | 127,621,585 | 6,381 | 4,978,277 | - | (152,250) | (1,672,906) | 3,159,502 |
| Issuance of common stock | 631,424 | 32 | 1,223,863 | (85,405) | 12,000 | - | 1,150,490 |
| Stock-based compensation | 245,255 | 12 | 446,352 | - | - | - | 446,364 |
| Cancellation of promissory note receivable | (80,143) | (4) | (140,246) | - | 140,250 | - | - |
| Net loss | - | - | - | - | - | (2,388,614) | (2,388,614) |
| Less: treasury stock, at cost | (10,000,000) | (500) | 500 | - | - | - | - |
| **BALANCE, DECEMBER 31, 2022** | 118,418,121 | $ 5,921 | $ 6,508,746 | $ (85,405) | $ - | $ (4,061,520) | $ 2,367,742 |

See accompanying notes to financial statements.

**ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)**

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (2,388,614) | $ (1,526,753) |
| Adjustments to reconcile net loss to net cash from operating activities | | |
| Stock-based compensation | 446,364 | 123,125 |
| Depreciation | 9,764 | - |
| Changes in operating assets and liabilities | | |
| (Increase) decrease in | | |
| Prepaid expenses | 2,910 | (3,167) |
| Other current assets | - | (5,692) |
| Security deposit | - | (1,500) |
| EDGE tax credit receivable | 9,195 | (9,195) |
| Increase (decrease) in | | |
| Accounts payable | 86,355 | (19,559) |
| Accrued liabilities | (21,377) | (40,699) |
| Credit card payable | 17,693 | - |
| Total adjustments | 550,904 | 43,313 |
| Net cash used in operating activities | (1,837,710) | (1,483,440) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Construction in progress | (209,741) | (370,502) |
| Patent filing costs | (198,200) | - |
| Purchases of property and equipment | (18,195) | - |
| Net cash used in investing activities | (426,136) | (370,502) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Net proceeds from the issuance of stock | 1,150,490 | 4,254,078 |
| Payments on note payable | (6,560) | - |
| Net cash provided by financing activities | 1,143,930 | 4,254,078 |
| NET INCREASE (DECREASE) IN CASH | (1,119,916) | 2,400,136 |
| CASH, BEGINNING OF YEAR | 2,677,012 | 276,876 |
| **CASH, END OF YEAR** | $ 1,557,096 | $ 2,677,012 |
| **NONCASH TRANSACTIONS** | | |
| Cash paid for: | | |
| Interest | $ 1,571 | $ - |
| Income taxes | $ - | $ - |
| Borrowings for purchase of vehicle | $ 40,248 | $ - |
| Subscription receivable | $ 85,405 | $ - |
| Cancellation and issuance of promissory note receivable | $ 140,250 | $ 152,250 |

See accompanying notes to financial statements.

---

1.    **NATURE OF OPERATIONS**

Arrive Technology Inc. (formerly DRONEDEK Corporation) (the Company) was incorporated on April 30, 2020, in the State of Delaware. In 2023, DRONEDEK Corporation changed its name to Arrive Technology Inc. On May 19, 2023, and June 27, 2023, the Company filed documentation for this name change with the State of Indiana and the State of Delaware, respectively. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage.

2.    **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. Cash equivalents are unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less. There were no cash equivalents at December 31, 2022 and 2021.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2022 and 2021, the Company's uninsured cash balances totaled approximately $1,307,000 and $2,427,000, respectively.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Property and Equipment

The property and equipment is recorded at cost. The Company's policy is to depreciate the cost of the property and equipment using the straight-line method over the estimated useful life of the asset. The costs of maintenance and repairs are charged to expense when incurred (none noted in the current or prior year as it relates to the vehicle). The useful life of the property and equipment for purposes of computing depreciation is:

|  | Useful Life |
|---|---|
| Vehicle | 5 years |

Construction-In-Progress

Construction-in-progress assets are measured at cost and consist of drone units, drone and mailbox support infrastructure, "smart" mailbox units, and a vehicle. Construction-in-progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use. As of December 31, 2022 and 2021, total costs accumulated in the construction-in-progress assets are $722,069 and $512,328, respectively. As of December 31, 2022 and 2021, there were no contracts with future commitments.

Intangible Assets – Patents

The Company capitalizes external costs, such as filing fees, registration documentation, and attorney fees associated with the application and issuance of patents. The Company expenses costs associated with maintaining and defending patents subsequent to issuance in the period incurred. The Company amortizes capitalized patent costs for internally generated patents on a straight-line basis over 20 years or the period in which the goods associated with the patent will be revenue-generating, which represents the estimated useful lives of the patents. The estimated useful lives for internally generated patents are based on the assessment of the following factors: the integrated nature of the patent portfolios being licensed (including the ability of the patent to generate viable goods and revenues), the overall makeup of the patent portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment of all capitalized patent costs when events or changes in circumstances indicate that the carrying amount of the Company's patent portfolio may not be recoverable.

## 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

Intangibles and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the assets' (or group of assets') carrying amount to determine if a write-down to fair value is required on the basis of the assets' associated undiscounted cash flows. As of December 31, 2022 and 2021, there were no impairment charges recorded.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment by each investor exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model.

The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (Continued)

*Expected Volatility:* The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

*Expected Term:* The expected term of the Company's warrants represents the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

*Risk-Free Interest Rate:* The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

*Dividend Yield:* The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

Loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The Company had 652,857 warrants outstanding as of December 31, 2022, with exercise prices of $2.38 per share. The weighted average exercise price for these warrants is $2.38 per share. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive.

## 2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share (Continued)

The Company had 510,000 warrants outstanding as of December 31, 2021, with exercise prices of $2.38 per share. The weighted average exercise price for these warrants is $2.38 per share. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering*. For the years ended December 31, 2022 and 2021, total offering costs were $24,640 and $274,123, respectively. Accumulated offering costs were $298,763 and $274,123 as of December 31, 2022 and 2021, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, StartEngine, etc.) held by the Company.

General and Administrative Expenses

General and administrative expenses include general compensation (including stock compensation), compensation for executive management, employee benefits, finance administration, and human resources, facility costs (including rent and common area maintenance charges), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development (R&D) costs, included in office supplies and software on the statements of operations, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company's proprietary technology. For the year ended December 31, 2022, the Company had R&D costs totaling $136,817. For the year ended December 31, 2021, there were no costs related to R&D.

Marketing Expenses

The Company uses various marketing methods to create brand awareness to promote and alert the public about future product and service offerings to generate future capital or revenue when a viable product is created. The Company's policy is to charge marketing costs to expenses in the period they are incurred. Marketing expenses were $195,323 and $310,917 for the years ended December 31, 2022 and 2021, respectively.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expenses when the performance condition is met. The Company uses the market approach, using the prior company transactions method, as the fair market value indication for one (1) share of the Company's common stock, which was determined to be $0.21 as of January 1, 2021. The Company has determined $1.82 as the fair market value of shares that were issued as stock compensation during 2022, based on the price per stock issued to investors for cash during 2022.

The prior company transaction method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of the life cycle, size, market capitalization, and financial leverage of the other companies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2022 and 2021, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 13). The Company evaluates uncertain income tax positions in order to determine if it is more likely than not that they would be sustained upon examination.

## 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

As the Company was incorporated in 2020, the Company's Federal income tax returns for all years of operation are subject to examination by the Internal Revenue Service.

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (reference Note 4).

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842;* ASU No. 2018-10, *Codification Improvements to Topic 842, Leases;* ASU 2018-11, *Leases (Topic 842): Targeted Improvements;* ASU No. 2018-20, *Narrow-scope Improvements for Lessors;* and ASU No. 2019-01, *Leases (Topic 842): Codification Improvements*. The Company elected to adopt certain of these ASUs, effective January 1, 2022, as disclosed in Note 8.

Upcoming Accounting Pronouncement

In November 2019, FASB issued ASU No. 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815): Effective Dates*, which, among other items, allows public business entities that qualify as smaller reporting companies for SEC reporting purposes additional time to implement the guidance related to FASB ASC 623. Under ASU No. 2019-10, the effective date for such entities is deferred to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Earlier application was allowed for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

3. **GOING CONCERN**

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has a minimum cash balance available for payment of ongoing operating expenses. As of December 31, 2022, the Company has an accumulated deficit of $4,061,520 and a net loss for the current year of $2,388,614. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available or will be available on terms acceptable to the Company.

4. **FAIR VALUE MEASUREMENTS**

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

## 4.    FAIR VALUE MEASUREMENTS (Continued)

a.    Quoted prices for similar assets or liabilities in active markets,

b.    Quoted prices for identical or similar assets or liabilities in inactive markets,

c.    Inputs other than quoted prices that are observable for the asset or liability, and

d.    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial statements as of and for the years ended December 31, 2022 and 2021, does not include any nonrecurring fair value measurements relating to assets or liabilities.

The Company measures the warrants using Level 3 unobservable inputs within the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants).

## 5.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Vehicle | $ 58,443 | $ - |
| Total property and equipment | 58,443 | - |
| Less: accumulated depreciation | (9,764) | - |
| TOTAL PROPERTY AND EQUIPMENT, NET | $ 48,679 | $ - |

### 5.    PROPERTY AND EQUIPMENT (Continued)

For the year ended December 31, 2022, total depreciation expense was $9,764. For the year ended December 31, 2021, there was no depreciation expense.

### 6.    PATENTS

Patents consist of the following as of December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Patents | $    198,200 | $         - |
| Total patents | 198,200 | - |
| Less: accumulated amortization | - | - |
| TOTAL PATENTS | $    198,200 | $         - |

As of December 31, 2022, there were no patents approved by the countries in which the patent applications were filed and accordingly, no amortization was recorded. In 2023, the two (2) of the Company's forty-four (44) pending patents were approved and began being amortized over twenty years.

For the years ended December 31, 2022 and 2021, there was no amortization expense.

### 7.    NOTE PAYABLE

Note payable at December 31, 2022 is as follows:

| | |
|---|---|
| Vehicle note payable entered into during 2022 for $40,248 with monthly installment payments of $799, including interest at 6.99% per annum. The loan is collateralized by the respective vehicle and is due in February 2027. | $     33,688 |
| Less current maturities | (7,415) |
| TOTAL NOTE PAYABLE, NET OF CURRENT PORTION | $     26,273 |

7.    **NOTE PAYABLE (Continued)**

The balance of the above debt matures as follows:

| Year Ending December 31, | | Amount |
|---|---|---|
| 2023 | $ | 7,415 |
| 2024 | | 7,950 |
| 2025 | | 8,524 |
| 2026 | | 9,140 |
| 2027 | | 659 |
| TOTAL | $ | 33,688 |

Interest expense related to this note payable for the years ended December 31, 2022 and 2021, was $1,571 and -$0-, respectively.

8.    **COMMITMENTS AND CONTINGENCIES**

Lease Obligation

Effective November 15, 2021, the Company began leasing office spaces under a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, for months 1 through 12, base rent is $1,500 and for months 13 through 24, increases to $1,545.

The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property.

As discussed in Note 2, FASB, under ASU No. 2016-02, *Topic 842, Leases*, allows companies to elect certain policies for short-term leases. To qualify as a short-term lease, a lease must have an initial term of 12 months or less and not include renewal options or a purchase option that the lessee is reasonably certain to exercise.

The lease arrangement is a month-to-month arrangement that can be canceled with a 30-day written notice and agreement of suitable terms and does not include a purchase option. Due to the insignificant nature of the lease transaction, the Company has not recorded the potential right-of-use asset and the related lease liability and has recorded lease expenses on a straight-line basis.

**8.     COMMITMENTS AND CONTINGENCIES (Continued)**

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters.

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

**9.     RELATED-PARTY TRANSACTIONS**

On May 26, 2020, the Company entered into a 3-year agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2022 and 2021, the Company recorded licensing fee costs in the amount of $120,000.

Although the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020.

The Company rents a warehouse from an officer and shareholder for $1,500 a month on a month-to-month basis.

## 10.   STOCKHOLDERS' EQUITY

Common Stock

As of April 30, 2020 (date of incorporation), the Company had 100,000,000 shares of common stock, with a par value of $0.0001, authorized and available to issue for purposes of satisfying any future transactions. No other class of stock has been authorized or is available for issuance.

Effective September 15, 2021, the Company authorized a 2-for-1 stock split, with 200,000,000 shares authorized and available to issue for purposes of satisfying any future transactions. The par value is now $0.00005.

For the year ended December 31, 2021, the Company issued 4,495,915 shares of common stock as follows:

a.  250,000 and 260,000 shares in March and May 2021 to two accredited investors in exchange for $510,000 at a price of $2.00 per share. In accordance with the executed agreements, as described in Note 11.
b.  318,184 shares throughout 2021 (January, July, August, and September) with accredited investors in exchange for $442,752 at $2.00 per share.
c.  149,000 shares in October and November 2021 with accredited investors in exchange for $108,497 and monies due in the future (a receivable of $152,246) at $1.75 per share.
d.  In March 2021, 1,030,758 shares as part of crowdfunding, in exchange for net proceeds of $975,951 (net of $54,807 issuance costs), at a price of $2.00 per share.
e.  In July 2021, 989,556 shares as part of crowdfunding, in exchange for net proceeds of $1,123,428 (net of $87,278 issuance costs), at an average price of $2.49 per share.
f.  In October 2021, 897,808 shares as part of crowdfunding, in exchange for net proceeds of $1,141,899 (net of $92,586 issuance costs), at a price of $2.75 per share.
g.  600,609 in shares awarded throughout 2021 to employees or consultants via stock awards, which were valued at $0.41 based on the fair market value of the shares.

For the year ended December 31, 2022, the Company issued 876,679 shares of common stock, with 80,143 removed from outstanding stock, as follows:

a.  In January 2022, because of a cancellation and termination of an existing arrangement (including the promissory note receivable), 80,143 shares were removed from outstanding stock (not canceled) and made available for issuance (reference below for further details).
b.  53,332 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.
c.  165,923 shares issued throughout 2022 with employees or consultants via stock awards, recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

## 10. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

d. 26,000 restricted shares in February 2022, subject to a time-based vesting schedule, with 6,000 immediately awarded, with the residual balance of 20,000 vesting over the next 10 months (2,000 shares a month), fully vested as of December 31, 2022, recognized as compensation expense. The shares were valued at $1.82 based on the price per stock issued to investors for cash during 2022.

e. 328,147 shares throughout 2022 (January, June, July, August, September, October, and December) with accredited investors in exchange for $586,254 at $1.75 per share.

f. 142,857 shares in June 2022 with an accredited investor in exchange for cash of $250,000 at $1.75. Additionally, as this individual met the required investment threshold, stock warrants were granted (142,857 warrants), but not yet exercised, as disclosed in Note 11.

g. 15,625 shares in October 2022 with an accredited investor in exchange for cash of $35,000 at $2.24 per share.

h. 125,052 shares through a funding campaign with accredited investors in December 2022 in exchange for cash of $152,052 at 2.43/share.

i. 19,743 shares through a funding campaign with accredited investors in December 2022, with monies due in the future (received in January and February 2023; recorded as a receivable as of December 31, 2022) of $85,406 at $4.33/share.

Treasury Stock

The Company recognizes treasury stock based on the amount paid to repurchase its shares and is recorded as a reduction of stockholders' equity on the balance sheets. As treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share. For the year ended December 31, 2022, the Company had ten million shares in treasury with a cost of $500. As of December 31, 2021, the Company did not have any treasury stock.

Promissory Note

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which was receivable to the Company in thirty-seven (37) equal payment of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance.

After three monthly payments of $4,000 were made (a total of $12,000) in exchange for 6,857 shares of stock, the Agreement was terminated with no cancellation or termination fees. Because the Agreement was canceled, the remaining shares were no longer deemed issued and outstanding. Because of the cancellation of this Agreement, within the statements of changes in stockholders' equity, the shares purchased by this individual are included in the "issuance of common stock" line item as if the individual were a market investor.

## 10. STOCKHOLDERS' EQUITY (Continued)

Stock-Based Compensation - Employees and Non-Employees

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2022 and 2021, all stocks issued as stock-based compensation were fully vested, except the two individuals, as discussed below. As there are no other classes of stock, all awards are in exchange for common stock.

Effective July 1, 2021, one individual was awarded 133,333 restricted shares, with 13,333 vesting quarterly (time-based) until December 31, 2023. At the grant date, the fair market value of these awarded shares was $27,333. As of December 31, 2022 and 2021, the employee was vested in 79,998 and 26,666 shares, respectively. The Company has unvested stock compensation that will be paid in accordance with the time-based vesting schedule. As of December 31, 2022 and 2021, the Company's unvested stock compensation to be expensed in future periods is $97,064 and $194,128, respectively.

Effective February 2022, one employee was issued 26,000 restricted shares, with 6,000 immediately vested, with 20,000 shares, to be awarded equally over the next 10 months, beginning March 2022. At the grant date, the fair market value of these awarded shares was $47,320. As of December 31, 2022, this individual was fully vested in the 20,000 shares awarded (that were subject to vesting) under the Agreement.

Stock-based compensation expense for employees and non-employees was $446,364 and $123,125 for the years ended December 31, 2022 and 2021, respectively. All transactions for employees and non-employees are described above.

## 11. WARRANTS

The warrants will become exercisable on the fourth anniversary of the date of the individual agreement. The fair market value, on the date of grant, for each of the warrants issued below, was determined based on the methodologies described in Notes 2 and 4.

| | Number of Warrants Outstanding | Weighted Average Exercise Price | Number of Warrants Exercisable |
|---|---|---|---|
| BALANCE, DECEMBER 31, 2020 | - | $ - | - |
| Issued | 510,000 | 2.38 | 510,000 |
| BALANCE, DECEMBER 31, 2021 | 510,000 | 2.38 | 510,000 |
| Issued | 142,857 | 2.38 | 142,857 |
| BALANCE, DECEMBER 31, 2022 | 652,857 | $ 2.38 | 652,857 |

## 11.    WARRANTS (Continued)

The following table reflects the warrants outstanding as at December 31, 2022:

| Expiration Date | Type | Exercise Price | Weighted Average Life Remaining | Warrants Outstanding | Black-Scholes Value |
|---|---|---|---|---|---|
| March 11, 2025 | Warrant | $    2.38 | 2.19 years | 250,000 | $    24,375 |
| May 11, 2025 | Warrant | 2.38 | 2.36 years | 260,000 | 27,040 |
| June 8, 2026 | Warrant | 2.38 | 3.44 years | 142,857 | 39,143 |
| | | $    2.38 | 2.66 years | 652,857 | $    90,558 |

The following table reflects the warrants outstanding as at December 31, 2021:

| Expiration Date | Type | Exercise Price | Weighted Average Life Remaining | Warrants Outstanding | Black-Scholes Value |
|---|---|---|---|---|---|
| March 11, 2025 | Warrant | $    2.38 | 3.20 years | 250,000 | $    32,000 |
| May 11, 2025 | Warrant | 2.38 | 3.36 years | 260,000 | 34,450 |
| | | $    2.38 | 3.28 years | 510,000 | $    66,450 |

The following table sets forth the assumptions used to estimate the fair values of the warrants for the years ended December 31:

| | 2022 | 2021 |
|---|---|---|
| Expected term | 2.2 – 3.4 years | 3.2 – 3.4 years |
| Expected volatility | 150.00% | 150.00% |
| Risk-free interest rate | 4.2% – 4.4% | 4.2% – 4.4% |
| Expected dividend yield | 0.0% | 0.0% |
| Fair value on the date of grant | $    0.26 – $0.27 | $   0.26 – $0.27 |

For the years ended December 31, 2022 and 2021, no warrants were exercised. As of December 31, 2022 and 2021, there is no expected unvested warrant compensation to be expensed in future periods.

## 12. RESEARCH AND DEVELOPMENT CREDITS

Under the Internal Revenue Service (IRS) Form 6765, the Company is eligible to claim a credit related to research and development expenses. The research credit is generally allowed for expenses paid or incurred for qualified research. Qualified research means research for which expenses may be treated as section 174 expenses. This research must be undertaken for discovering information that is technological in nature, and its application must be intended for use in developing a new or improved business component of the taxpayer. The payroll tax credit election is an annual election made by a qualified small business specifying the amount of research credit, not to exceed $250,000, that may be used against the employer portion of social security liability. The credit is the smallest of the current year's research credit, an elected amount not to exceed $250,000, or the general business credit carryforward for the tax year. For the year ended December 31, 2022 and 2021, the Company had available R&D credits totaling $77,193 and $53,410, respectively.

## 13. INCOME TAXES

The net deferred tax amounts in the accompanying balance sheets include the following components:

|  | 2022 | 2021 |
|---|---|---|
| **FEDERAL** | | |
| Deferred tax assets | $ 832,417 | $ 322,600 |
| Deferred tax assets valuation allowance | (832,417) | (322,600) |
| **NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE** | $ - | $ - |
| **STATE** | | |
| Deferred tax assets | $ 188,168 | $ 116,400 |
| Deferred tax assets valuation allowance | (188,168) | (116,400) |
| **NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE** | $ - | $ - |

The income tax benefit consists of the following at December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Federal | $ 509,817 | $ 322,600 |
| State | 71,768 | 116,400 |
| Valuation allowance | (581,585) | (439,000) |
| **INCOME TAX BENEFIT** | $ - | $ - |

## 13. INCOME TAXES (Continued)

The change in the valuation allowance of the following at December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
| Beginning balance, January 1 | $ 439,000 | $ - |
| Change in valuation allowance | 581,585 | 439,000 |
| VALUATION ALLOWANCE | $ 1,020,585 | $ 439,000 |

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2022 and 2021 is as follows:

|  | 2022 | 2021 |
|---|---|---|
| Statutory federal income tax rate | 21.0% | 21.0% |
| State taxes | 5.0% | 5.0% |
| Change in valuation allowance | (26.0%) | (26.0%) |
| INCOME TAX BENEFIT | 0.0% | 0.0% |

Economic Development for a Growing Economy (EDGE) Tax Credit

The EDGE Tax Credit (the Credit) provides an incentive to businesses to support job creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new job creation. The credit certification is phased in annually for up to ten years based on the employment ramp-up outlined by the business.

**13.    INCOME TAXES (Continued)**

Economic Development for a Growing Economy (EDGE) Tax Credit (Continued)

As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income. For the year ended December 31, 2022 and 2021, the Company was eligible for the Credit in the amount of $14,924 and $9,195, respectively. For the year ended December 31, 2022, the Company recorded a valuation allowance against the available Credit as State taxable income is not expected.

**14.    SUBSEQUENT EVENTS**

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

On April 27, 2023, the Company adopted an equity incentive plan, which was created to retain and provide incentives for key management and other non-employees. Under this equity incentive plan, the Company authorized six million shares to be issued. Accordingly, the plan provides for the granting of distribution equivalent rights, incentive stock options, non-qualified stock options, performance unit awards, restricted stock awards, restricted stock unit awards, stock appreciation rights, tandem stock appreciation rights, unrestricted stock awards, or any combination of the foregoing.

The Company changed its name to Arrive Technology Inc., as referenced in Note 1.

In 2023, the Company received approval for two (2) of its forty-four (44) patent applications filed, as disclosed in Note 6.

The Company has received $332,994 in funding from private investors in exchange for 127,500 common stock, an average price of $2.61. Additionally, the Company has awarded 118,654 common shares as stock-based compensation.

As part of crowdfunding rounds via StartEngine, from January 2023 to the date of this report, the Company raised approximately $923,000.

The Company has evaluated subsequent events through September 15, 2023, which was the date that these financial statements were available for issuance.

**Exhibit B**

*Offering Page*

# Arrive



Arrive (formerly Dronedek) enables the smart, secure, seamless exchange of goods and packages between people, robots, and drones for the last inch of the last mile. AI and automation are determining winners and losers for whole industries. Our smart Mailbox-as-a-Service (MaaS) platform empowers leaders in autonomous logistics to deliver the future, now. **Our mission is to redefine the last mile delivery experience.**



THE GATEWAY IN EVERY HOME AND BUSINESS THROUGHOUT THE WORLD

**Company Website**　SAVE DEAL

| Virtual Business Pitch | Team | About | Communication Channel | Updates |

## Business Description

**Arrive is revolutionizing last mile delivery** with smart mailboxes and a Mailbox-as-a-Service (MaaS) platform. Our patented technology integrates seamlessly with a variety of delivery services, including traditional drivers, ground robotics, and aerial drones. This makes it possible for us to provide smart and secure delivery solutions for businesses and residences of all sizes.

**Our mission is to redefine the last mile delivery experience,** making it more efficient and convenient for everyone. The future of automated last-mile delivery depends on smart, secure, and seamless exchanges of packages, goods, supplies, food, and medicine between people, robots, and drones. Our MaaS platform provides the frictionless exchange points that make these new automated logistics services possible.

**Arrive at the future of last mile autonomous logistics, now.**



Leadership in **Autonomous Logistics Operations** will determine who wins and loses in the future

**REASONS TO INVEST:**

**1.** Autonomous logistics is a reality now, ARK Invest projects 6.5x savings by robotic delivery and 22x savings by drone delivery.

**2.** Arrive is ensuring the last inch of the last mile is smart and secure for automated delivery and pickup.

**3.** Long-term investors can get in on the ground floor now, with Arrive.



## Autonomous Vehicles Could Lower Costs Across The Supply Chain

According to ARK Invest research, autonomous vehicles should operate at higher utilization rates than human-in-the-loop systems, creating more cost-effective delivery systems for small volumes in the last mile.

Average expected savings:

- ~2x for autonomous electric trucks
- ~6.5x for autonomous ground robotics
- ~22x for autonomous drones

Autonomous electric trucks should benefit from higher utilization as well as lower maintenance and labor costs than human-driven diesel trucks.

Rolling robots should enable inexpensive and convenient delivery, reshaping consumer shopping habits.

Autonomous drones are likely to deliver a substantial share of e-commerce parcels and online food sales.

## Autonomous Delivery has Arrived

| Drone Delivery | Notable Statistic | Regions Served |

---

**Raised 100 % of minimum**

**Funding Raised**

**$707,675**

**Funding Goal**

**$9,998.80-$3,599,997.99**

**Days Remaining**

**8 Days**

## Invest Now

Need help? Watch this tutorial for how to invest.

**Security Type:**

**Equity Security**

**Price Per Share**

**$3.04**

**Shares For Sale**

**1,189,849**

**Post Money Valuation:**

**$365,088,137**

**Investment Bonuses!**

None.

**Regulatory Exemption:**

**Regulation Crowdfunding – Section 4(a)(6)**

**Deadline:**

**December 23, 2023**

**Minimum Investment Amount:**

**$1000.16**

**Target Offering Range:**

**$9,998.80-$3,599,997.99**

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

**Form C Submission**





Autonomous Delivery has Arrived
Drone Delivery
Notable Statistic
Regions Served
zipline
Wing
amazon
Walmart
DroneUp
Robotic Delivery
Notable Statistic
Regions Served
STARSHIP
AETHON
fetch
arrive

BUSINESS SUMMARY:

The Last Inch of the Last Mile™
arrive
Secure
Smart Notifications
Chain of Custody
Climate-Assist
Cradle-to-Cradle Design
Async Automated
Tri-Modal Exchange
360° Observation
AI/ML Smart
Arrive Point
(Business & Residential)
Arrive Bank
Arrive Bank
Arrive Package Tower
Apartments & Multi-tenant
Arrive Go
Trucks, Boats, RVs, Campers

## Problem

The last mile is the most expensive and challenging part of delivery and pickup logistics operations. Theft, damage, missed deliveries, and other inefficiencies are straining conventional logistics, and the exponential rise of e-commerce and on-demand deliveries has made problems worse.



INDUSTRY PROBLEMS & PAIN POINTS
arrive
Porch Pirates & Package Theft
Lost Goods & Services
Errors & Mis-shipments
Higher Enviro-related Costs
In-Person Receipts

## Solution

Industry leaders, such as Walmart, Amazon, UPS, FedEx, USPS, are transforming their operations and customer experiences with innovative autonomous logistics and automated solutions. Arrive is empowering this transformation to autonomous logistics by solving the pain points of an automated last mile, with a MaaS platform that facilitates the smart, seamless, and secure exchanges of packages and goods between people, robots, and drones.



SOLUTIONS & OPPORTUNITY
arrive
Savings
Delivery Traffic Decongestion
State-of-the-Art Security
Climate-Assisted
Greener

Autonomous Logistics
=
Operational Transformation
Conventional Logistics
Autonomous Logistics
Centralized
Scheduled
Asset-intensive
Labor-centric
Costly
Economic Order Quantity
Decentralized
On-demand
Asset-light
Data-centric
Commodity
Convenient Order Quantity

## Business Model

Arrive's smart and secure Mailbox-as-a-Service platform uniquely serves residences, businesses and campuses for people, robots, and drones to deliver packages, mail, medications, and food.



MAILBOX-AS-A-SERVICE (MAAS)
+
RECURRING SUBSCRIPTION REVENUE
MONETIZATION OF AI/ML DATA INSIGHTS
AUTOMATED DELIVERY MARKETPLACE (ADM)
MAILBOX FINANCING EXCHANGE (MFE)
OPERATIONAL PLATFORM FEES
BUSINESS MODEL
arrive

Business Model

We have three primary revenue sources:

1. **MAILBOX-AS-A-SERVICE (MAAS) RECURRING REVENUE SUBSCRIPTIONS:** This is a subscription service that provides businesses and consumers with mailboxes. The fee is low and covers all of the costs associated with owning and maintaining a mailbox, such as hardware, software, support, maintenance, un/installation, and financing. This is a convenient and affordable way for businesses and consumers to get the mailboxes they need without having to worry about the upfront costs or the hassle of maintenance.

2. **DATA MONETIZATION VIA INSIGHTS GENERATED BY ML/AI:** We generate unique transactional, performance, logistical, and locational data that we can use to generate insights and opportunities for our customers, partners, and our own operations. For example, we can use this data to help businesses optimize their delivery routes, improve their customer service, and make better marketing decisions. We can also use this data to develop new products and services.

3. **OPERATIONAL PLATFORM FEES:** Our Automated Delivery Marketplace (ADM) platform schedules arrival and departure times, optimizes mailbox space, and delivers real-time data and notifications. This allows our partners to make real-time value-based trade-offs, such as placing a premium on the ability to deliver food during a major sports event or at dinner time. Our Mailbox Financing Exchange (MFE) platform also enables financiers, business partners, and automation operators to share the cost of MaaS.

Products



Smart Mailbox-as-a-Service (MaaS) Platform
arrive
A simple, flexible, pay-as-you-go, all-in-one service platform with various service models to fit all business or residential needs
Installation
Support
Software Platform
Data
AI/ML insights

1. Arrive Point

The Arrive Point is a smart and secure mailbox that enables the frictionless pickup and delivery of packages in autonomous delivery networks (ADNs) between people, robots, and drones.



Arrive Point
The Arrive Point is our flagship product, focused around comprehensive package protection with a wide range of features to make your logistics and package management easier.
These automated cross-docks, often called smart mailboxes, offer real-time notifications, climate-assist to maintain optimal cargo bay temperatures, and digital signature capabilities with a complete chain of custody.
arrive

2. Arrive Bank

The Arrive Bank is a collection of co-located Arrive Points working together within autonomous delivery networks (ADNs) to handle greater capacity.



Arrive Bank
The Arrive Bank is a system of interconnected Arrive Points that work in harmony to offer a larger solution for customers needing more capacity than one smart mailbox acting as a network.
Offering all the same features as Arrive Point plus enterprise support, the Arrive Bank offers a scalable and adaptable solution for businesses of any size.
With the Arrive Bank, you can manage multiple packages simultaneously and easily track your deliveries and pickups with real-time notifications and archival data.
arrive

3. Arrive Convey

The Arrive Convey automates package movement between Arrive Points and buildings using an enclosed conveyor system.





Arrive Convey
The Arrive Convey is a special configuration for larger enterprises that allows Arrive Points to feed a conveyor belt to move packages between Arrive Points and the enterprise's facility.
With the Arrive Convey, you can automate your entire package management system, unlocking deliveries and pickups from Arrive Points in and out of buildings using an integrated conveyor, especially useful for higher-volume medical operations, labs and hospitals, warehouses and fast-food restaurants.
arrive

## 4. Arrive Package Tower

The Arrive Package Tower accommodates a higher volume of deliveries and pickups between Arrive Points and the "package tower" through an internal carousel mechanism.



# Arrive Package Tower

The Arrive Package Tower is a multi-tenant solution designed for business campuses, apartment buildings, and other similar settings. It offers a state-of-the-art package management solution that is both convenient and secure, providing your tenants, customers, or team with an exceptional experience.

The larger capacity can accommodate a higher volume of deliveries and pickups between Arrive Points and the "package tower" through an internal carousel mechanism. This configuration ensures that packages are safely shuffled internally, enabling drone, robotic, and manned deliveries and pickups, all from a single multi-tenant solution.

*Learn more at https://arrive.tech/solutions*

arrive

## Artificial Intelligence (AI) and Machine Learning (ML) Insights:

There are four types of machine learning (a form of AI):

1. Classification
2. Prediction
3. Interpretation
4. Generation

As our distribution and density of units installed grows, our platform will be able to supply the data necessary to employ various types of AI/ML for increased value, delivery and revenue throughout our ecosystem of partners, services, and customers.



# Arrive and AI

arrive

Further areas where we may employ ML/AI as part of our Mailbox-as-a-Service (MaaS) platform:

| Delivery | Pickup | Users | Environment | Autonomous Logistics |

Further areas where we may employ ML/AI as part of our Mailbox-as-a-Service (MaaS) platform:

### 1. Delivery
– Classify packages into different sizes to maximize space efficiency.
– Predict when packages are likely to be delivered to reserve inventory space or delivery times in advance.
– **Benefit:** Improved delivery efficiency and reduced package theft.

### 2. Pickup
– Classify packages into different categories of reverse logistics to determine the best networks, economics, and means of pickup.
– Predict when returns are likely to be picked up to optimize space management and prevent returns from being left too long.
– **Benefit:** Reduced costs and improved customer experience.

### 3. Users
– Classify users into different categories to personalize the experience for users and for the delivery and pickup networks and autonomous logistics they are served by.
– Provide more information about users' packages and when they are likely to use the mailbox to optimize provider and user experiences and reduce wait and cycle times.
– **Benefit:** Improved user satisfaction and reduced costs.

### 4. Environment
– Classify environmental conditions to optimize delivery and pickup performance, schedules, and experience.
– Alert users to potential problems, such as packaging and packages that may be put at risk by changing temperature or overly long exposure to extreme temperatures.
– **Benefit:** Reduced environmental impact and improved customer experience.

### 5. Autonomous logistics
– Generate new or alternative routes for autonomous delivery vehicles based on a combination of environmental factors, user behavior, and mailbox space availability.
– Improve the efficiency of delivery operations, customer experience, and reduce the environmental impact of delivery vehicles.
– **Benefit:** Improved delivery efficiency and customer experience, reduced costs, and reduced environmental impact.

These are just a few examples of how AI and ML may be used in Arrive smart and secure mailboxes. As we increase our installed-units footprint and as ML algorithms become more sophisticated, we can expect to see even more innovative applications of ML in Arrive smart mailboxes in the future that will accelerate growth and revenue potential.

## Traction & Customers

**FIELD-TESTED:** Our solutions have had numerous demonstrations and field tests conducted with first and second generation products across a range of delivery scenarios including manned, robotic, and drone deliveries.

In August of 2022, we launched our first pilot program in Lawrence, Indiana. This multi-week, multi-unit pilot included the world's first delivery of First-Class mail by a traditional ground carrier to an Arrive smart mailbox, and was featured both locally and nationally. Pilot participants beyond USPS included DoorDash, McDonald's, Culver's, UberEats, and other local businesses. (Source 1; Source 2)



**STRATEGIC PARTNERSHIPS:** The company has announced strategic partnerships with a number of leading companies in the technology and logistics industries across its smart MaaS ecosystem, including Hush Aerospace (source), HEI Integrated Systems (source), Joule Case (source) and A2Z Drone Delivery (source).

**GROWING DEMAND:** Arrive has received significant interest from investors, partners, and customers. We are confident that Arrive can be the leading provider of secure, autonomous last mile delivery solutions in the years to come.

**LOOKING AHEAD:** We envision our smart mailbox solutions being at the center of your daily interactions with food, mail, and packages. We aim for our devices to be funnels to the last mile, in that piece of real estate where every delivery starts or ends. We feel that a successful capital campaign could allow us to accelerate research, ramp up development, increase operations, expand our marketing, and continue to grow our team.



## Investors

Arrive has previously crowdfunded over $6,261,449. This includes previous Reg D and Reg CF offerings, and offerings conducted on other platforms and on different terms from the current offering:

Name: Common Stock sold on August 31st, 2021
Type of Security Sold: Common Stock
Final Amount Sold: $3,475,944.00
Number of Securities Sold: 2,918,122
Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.
Regulatory Exemption: Regulation Crowdfunding

Name: Common Stock sold on August 26th, 2022
Type of Security Sold: Common Stock
Final Amount Sold: $1,954,604.75
Number of Securities Sold: 1,868,216
Use of Proceeds: Working Capital
Regulatory Exemption: 506(c)

Name: Common Stock sold on July 10th, 2023
Type of Security Sold: Common Stock
Final Amount Sold: $1,270,405.72
Number of Securities Sold: 481,585
Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.
Regulatory Exemption: Regulation Crowdfunding

## Terms

Up to $3,599,997.95 in Common Stock at $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding Offering, then $3.04 for the remainder of the campaign up to the Offering Maximum, with a minimum target amount of $9,998.80.

Offering Minimum: $9,998.80 | 3,571.00 shares of Common Stock

Offering Maximum: $3,599,997.95 | 1,189,849 shares of Common Stock

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $2.80 for the first $200,001.20 raised in this Regulation Crowdfunding offering, then $3.04 for the remainder of the campaign up to the Offering Maximum.

Minimum Investment Amount (per investor): $1,000.16

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $319.20. The Company must reach its Target Offering Amount of $9,998.80

, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

**Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

## Risks

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

## Market Projection

Key Market Findings:

**1.** There are an estimated 165 million addresses serviced by the United States Postal Service. Even at $100 per address, this opportunity represents tens of billions of dollars in opportunity.
**2.** 91% of the 100+ million items shipped daily are 5 pounds or less making them "drone deliverable"







Walmart and DroneUp expanding drone delivery to 6 states, 4 million people
Major rollout of services comes after successful trials at locations in Arkansas
Wing Launches the Automated Wing Delivery Network, with Autoloader for Curbside Pickup [VIDEOS]
Miriam McNabbMiriam McNabb is the Editor-in-Chief of DRONELIFE and CEO
Walmart
DroneUp
Zipline drone delivery just got a massive upgrade
Company's next-generation Platform 2 will enable 10-mile deliveries in 10 minutes
zipline
Wing
All logos and wordmarks are registered trademarks of their respective companies.

### Growth Strategies

Smart mailboxes for the automated and frictionless exchange of packages and goods between people, robots, and drones are a promising new emerging market and category of technology, validated by customer interest and new competition. To obtain sustainable advantageous growth we are employing proven strategies, platform thinking, and playbooks for bringing new technologies to market.

### Planned Progression

While many have envisioned a future of pervasive automated delivery and pickup mailboxes available everywhere, the challenge is how to get there. No single organization or use case has provided sufficient return on investment ("ROI") for deploying last mile automation and smart mailboxes that are distributed everywhere. It is evident that it will take a planned progression of multiple business models, operators, and locations that can together provide justifiable ROI for an ecosystem of interconnected automation, smart mailbox, and business stakeholders. Businesses, technology providers, operators, consumers, and communities will all need to develop interdependent and compelling business cases to meet customer needs in a phased approach. Each with automated drone and robot delivery and pickup with our mailbox platform to provide smart, secure, and seamless exchanges. This phased approach to ultimate ubiquity of automated services informs our phased approach for going-to-market as well.

We believe an initial focus on Medical Operation, first on medical campuses and later growing to their extended networks for doctors, clinics, pharmacies and more, will provide a successful and profitable growth path towards more ubiquitous availability of automated delivery and pickup. By focusing initially on the delivery and pickup of lab samples, medicine and supplies on medical campuses and then reaching out to their local networks of medical business partners, we can build the requisite foundation and ROI for then further spreading smart mailboxes into communities and other use cases for automated delivery like food, goods, and services. If we were instead to start with the automated delivery of delivery of food, goods, and services, as many automation companies and retailers have, the requisite ROI and margins for automated operations and the business models is too low to support the growth of a collective ecosystem of partners – which to-date has been unable to justify the massive investment necessary. There may be some exceptions by the largest players like Walmart, but for our company and others, starting with automation in medical ops and then progressing over time to more businesses and areas, and ultimately culminating in consumer residential markets, makes the most sense.



"There is no doubt that everyone will be impacted by autonomous technology at some point; it's just a matter of when it will reach them."
Dan O'Toole
Chairman & CEO
arrive

### Begin with a Beachhead

The order of growth for our go-to-market and ROI starts with a beachhead in medical operations and large assisted living communities.

It's a proven playbook/strategy now, first described in Geoffrey Moore's, "Crossing the Chasm", to approach the early market within niche markets that can be well-served before moving to the next adjacent market. We have begun our go-to-market by serving the needs of two associated and synergistic markets in medical operations and large assisted living communities. By solidifying our position in these markets first it allows us to obtain a profitable foundation and more learning to navigate a path forward to other markets and networks of value.

### Medical Operations

We define medical operations as hospitals, medical campuses, and laboratories with associated networks of doctors and clinics. By starting with hospitals, medical campuses, and laboratories we can prove the value and ROI of better patient outcomes and operational efficiencies by employing our smart mailboxes across a portfolio of valuable use cases:

**A.** Weekend, off-hour, and holiday lab sample deliveries and pickups when staffing is much lower. This begins with immediate improvements in the time-sensitive receiving, notification, and routing of courier lab sample deliveries, which will be improved with automated drone delivery and robotic pickup.

**B.** For hospitals and labs that are already navigating the use of robots and drones, we can make exchanges of supplies, medicine and samples between buildings more smart, secure, and seamless – eliminating the friction of handoffs and optimizing the utilization/ROI of personnel, robots, and drones as a smart cross-dock and exchange point.

**C.** Lab samples may require rare or costly tests, and surgeries may require specific or rare medical kits that are difficult to maintain an inventory for at every location. Our smart mailboxes can serve as an external, dynamic, JIT supply closet to maximize the ROI on rare inventory while supporting better availability and outcomes.

**D.** Leading medical operations are at the cutting edge of formulating custom just in time ("JIT") treatment protocols that can require couriering specialty custom medicines between multiple facilities. Our smart mailboxes can provide a foundational network for optimizing courier and utilization for more reliable inventory and drug movement/re-positioning.

**E.** Similarly, prescription, biologics, and sample delivery networks that extend beyond the medical campus to networks of doctors and clinics can benefit from improved cycle times, notifications, climate control, security, and chain-of-custody capabilities of our Smart Mailboxes.

### Large Assisted Living Communities

Second, we are simultaneously pursuing large, assisted living communities ("LALC"), where there is already a history of consolidating mail, package, prescription, and food delivery for a large dependent community. For LALC we can help introduce and improve the smart, secure, and seamless automated exchange of packages, goods, supplies, food, and medicine between people, robots, and drones. By placing banks of our smart mailboxes beside existing walls/banks of US Postal Mailbox we can expedite courier deliveries and residence convenience as a foundation, followed by automated drone and robotic deliveries and ultimately robotic pickup and delivery to residence front doors. Logistics services, whether leveraging automation or not, prefer delivering to a few locations that have banks of smart mailboxes which are convenient for residents and will ultimately support automated transfers to their front doors if desired.

### Platform Design

We are also employing platform thinking and strategies in our product and market relationships. What do we mean by a platform? At the highest level, a platform is a group of technologies, data, processes, standards, licensing, and business operations/rules that are developed as a collective system and foundation upon which an ecosystem of stakeholders, comprised of businesses, consumers, and investors, can interoperate a share in the profits and benefits of collectively serving a market better than they can do alone or by narrow vertical integrations. It provides a market-driven foundation for multiple, interdependent, stakeholders to collectively supply and consume value more efficiently – like an ecosystem – for a given market opportunity. An example is Apple's iPhone, app store, chips, operating system, and developer resources together form a platform for multiple independent developers, consumers, suppliers, accessory makers, and others to serve Apple's iPhone customer/community base. Similarly our Mailbox-as-a-Service creates a common foundation for many independent businesses, carriers, automation operators, technology providers to partner in deploy solutions, services, and business models for an evolving set of end-customer needs in last-mile logistics and automated business operations marketplace.

**1.** Our **Automated Delivery Marketplace (ADM)** software provides platform services to multiple partners and automation operators for scheduling arrival and departure times at our mailboxes (and other locker boxes), optimizing space/inventory utilization of each mailbox, and delivers important real-time location and transaction data and smart notifications, like weather, restrictions, mailbox status, package statuses, and observable automation obstructions upon which our customers rely. Allowing our partners to inter-operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin.

**2.** Our **Mailbox Financing Exchange (MFE)** platform partner financiers, businesses, and automation operators to dynamically share and sponsor the cost of Mailbox-as-a-Service between themselves and for end-customers. For example, if a consumer is a loyal Walmart customer, uses DoorDash regularly, and orders prescription deliveries from CVS, these three partners can easily recognize and split the monthly tab together for this important customer's smart mailbox to further their loyalty, sales, and usage.

### Mechanics of the Company's Go-to-market

Since we are bringing a complex mix of hardware, software, and machine learning to market within our Smart Mailbox-as-a-Service Platform, for larger medical and assisted living operations and enterprises, our initial go-to-market is similar to a SaaS enterprise sale. We will be reliant on a direct consultative sales model in the early market in which marketing provides leads. We will lean heavily on meeting medical leaders where they congregate and on providing valuable research and content on how to use a smart mailbox-as-a-service platform for the smart, simple, and seamless exchange of supplies, medicine, lab samples, and more between people, robots, and drones within medical operations, campuses, and networks of doctors, clinics, pharmacies, and suppliers.

We will also be working closely with drone and robotic technology providers and operators to coordinate and bring turnkey "whole solutions" to our medical operations and assisted living target markets.

Our initial emerging market will consist of sales to the most innovative and strategic medical operations. We will be collecting data to analyze the success, ROI, and results from early sales customer cohorts to determine the right features, product roadmap, and growth path to expand beyond our early innovative bellwether customers, as we aim to grow into a more mainstream market of early adopters.

According to our findings, trends are showing families and businesses order more online today more than ever. We believe there cannot be large-scale autonomous delivery programs of any kind without Arrive smart receptacles in the ecosystem.



Smart MaaS Solutions Configured To Your Needs
Markets Served:
B2C
Residential
Apartments/Multi-tenant
Retirement Communities
Assisted Living
Rural Exchange Points
Municipalities
B2B
Medical Campus
Academic Campus
Retailers
Strip Malls
Clinics & Doctors Offices
Warehouse-to-Consumer
Fast food infrastructure
Grocery infrastructure
Arrive Point
Ground Robotic Delivery
Drone Delivery
Carriers, Couriers, 3PLs
Learn more at https://arrive.tech
arrive

## Competition

Our competitive advantage is Arrive's intellectual property patents which provide the company with the first position in the secured drone and robotic delivery mailbox. We beat Amazon to the patent office by nine days and the United States Postal Services by two weeks. Our aggressive sales and marketing campaign in the target markets, supported by a national branding campaign over the patent life through 2036 will support Arrive's first-in-market leading smart mailbox drone receptacle.



"We're fully committed to driving innovation and shaping the future of resilient and sustainable smart city technologies. By showcasing our technologies and solutions, we're demonstrating future infrastructures needed to meet the evolving needs of businesses and communities worldwide."

Dan O'Toole
Chairman & CEO

arrive

The competition (Amazon, UPS, FedEx, and other logistics players) may attempt to enter the market, but Arrive's patents will help protect our delivery system advantage. In addition, companies such as Valqari and Airbox are still looking for business models that don't infringe on our IP.




**Daniel O'Toole**
Founder | Chief Executive Officer | Chairman of the Board
Background
Arrive patent holder and a strong visionary of growth. Three previous corporate exits as a serial entrepreneur. Previous leadership roles held in startups and commercial real estate.


**Todd Pepmeir**
Chief Financial Officer
Background
Financial executive in automotive, aerospace, healthcare, and early-stage technology companies. Former divisional CFO for Rolls-Royce, Plc in defense business unit, leading financial and contracting teams. Co-founded technology startup specializing in RPA for Ascension Health and commercial clients. Successful exit through strategic acquisition in 2021.


**Mark D. Hamm**
Chief Operating Officer | Board Member
Background
Former FedEx VP of Innovation, ServiceMaster VP of Customer Experience, AutoZone VP of IT, and serial tech entrepreneur and founder. Expertise in strategy, marketing, innovation, ops, software, IoT, B2B SaaS, big data, ML, RPA, logistics, retail, and services.


**Neerav Shah**
Chief Strategy Officer | Board Member
Background
Techstars-backed venture participant, with successful startup project launched from its incubator program. Rich drone industry background. Prior experience leading initiatives within the autonomous delivery space.


**Torrey Bievenour**
Chief Technology Officer
Background
Product engineering executive with strong systems bent. Part of the technological transformation of the lighting industry.


**John Ritchison**
Corporate Counsel | Board Member
Background
Operating officer of a European division of General Motors and credited with the establishment of Dronedek's intellectual property portfolio.


**Lora O'Toole**
VP, Business Development
Background
Extensive experience working with startups. AUVSI Indiana chapter Treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.


**John Callan**
Board Member
Background
Co-founder and CEO Ursa Major Associates and Founder PostalVision 2020, Former VP DHL Global Mail, SVP Purolator, President TNT Skypak, VP Marketing DHL Express, Founder and CEO Calico Air Courier


**Kevin McAdams**
Board Member
Background
Former VP of Delivery, Retail and Fleet Operations for USPS, oversaw delivery operations for largest last mile network nationally. Implemented policy, programs and innovative logistic solutions for package processing and delivery. Oversaw retail network of 30K facilities which also served as first mile entry points for USPS network. Led fleet operations including fleet maintenance operations and vehicle procurement. Provided Officer-level experience and insight in operational excellence, shipping solutions, planning and strategy for USPS. Currently, Founder and CEO of Vertical Mile Consulting providing insight and solutions for Leadership, Strategy and Operational Excellence in first, middle and last mile logistics.


**Bill Stafford**
Board Member
Background
15-year background as a military, commercial and private aviator. Holding qualifications on multiple manned rotary and fixed-wing aircraft and unmanned platforms. Holds Masters and Undergraduate degrees from Embry Riddle Aeronautical University in Unmanned Systems and Professional Aeronautics, respectively. Currently works at Verizon supporting large organizations' implementation of robotic systems.


**Arthur G. Beriault**
VP, Government Affairs | Board Member
Background
25-year federal law enforcement career with the United States Postal Inspection Service. Served as senior fraud investigator and internal audit manager at CNO Financial Group (NYSE:CNO). Former CPA and security representative for the National Football League (NFL).

**Legal Company Name**

Arrive

**Location**

7601 E. 88th Place, Building 3
Indianapolis, Indiana 46256

**Number of Employees**

30

**Incorporation Type**

C-Corp

**State of Incorporation**

DE

**Date Founded**

April 30, 2020

# Exhibit C

*Subscription Agreement*

**Subscription Agreement for Arrive Technology Inc.**

*Subscription Agreement*

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Arrive Technology Inc.
7601 E. 88th Place, Building 3, Indianapolis, IN 46256

Ladies and Gentlemen:

The undersigned (hereafter referred to as "Subscriber") understands that Arrive Technologies Inc., a Corporation organized under the laws of DE the "Company"), is offering up to $3,599,997.99 of Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a Closing (as defined below). Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. EST on February 9, 2024, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may hold additional Closings.

**4. Payment for Securities.**
(a) Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from Subscriber by CREDIT CARD of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber or a custodian holding for Subscriber as beneficial owner reflected on the books and

records of the Company as recorded by an SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

**5. Representations and Warranties of the Company.** As of each Closing, the Company represents and warrants that:
a) The Company is duly formed and validly existing under the laws of Delaware with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of Subscriber.** Subscriber hereby represents and warrants to and covenants with the Company that:

*a) General*
i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

### b) Information Concerning the Company.

i. Subscriber has reviewed a copy of the Form C. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, PicMii Crowdfunding ("PicMii"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, PicMii or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, PicMii nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, PicMii nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

### c) No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

### d) Status of Undersigned.

i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.

i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to act so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

*j) Uncertificated Shares.*
i. Subscriber acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives Subscriber's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

**7. Conditions to Obligations of Subscriber and the Company.** The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to each Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of each Closing in all respects with the same effect as though such representations and warranties had been made as of that Closing.

**8. Obligations Irrevocable.** Following each Closing, the obligations of Subscriber shall be irrevocable.

**9. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**10. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

**11. Waiver of Jury Trial.** SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**12. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts located in the Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**13. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of DE, without regard to conflict of law principles thereof.

**14. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**15. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**16. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| If to the Company: | **7601 E. 88th Place, Building 3, Indianapolis, IN 46256**<br>**E-mail: info@arrive.tech**<br>**Attention: CEO** |
| with a copy to: | **Attention: Daniel O'Toole**<br>**E-mail: Dan@arrive.tech** |

**17. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

**18. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

**19. Notification of Changes.** Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

**20. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

# Arrive Technology Inc.

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Arrive Technology Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Arrive Technology Inc.**

By:

Authorized Signing Officer

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not  the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

    ☐A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

    ☐A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

    ☐The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing:  General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                                      (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

## INTERNATIONAL INVESTOR CERTIFICATE

### FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:**     **Arrive Technology Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                             (Print Full Name of Investor)


By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

### For the Subscriber and Joint Holder (if applicable)

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |

### For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

### For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

# Exhibit D

*Articles of Incorporation (See attachment in Form C Filing)*

# Exhibit E

*Bylaws (See attachment in Form C Filing)*